SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESSES COMMUNICATION GROUP IN SOUTH AMERICA, REPORTS SECOND QUARTER 2003 RESULTS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

INVESTOR RELATIONS OFFICER:	Fernando Abella Garcia

Salvador – Brazil, July 24, 2003 – Tele Leste Celular Participações S.A. – Tele Leste (BOVESPA: TLCP 3 (Common), TLCP 4 (Preferred); NYSE: TBE), announced today its consolidated results for the second quarter 2003. The closing prices at July 24, 2003 were: TLCP 3: R$ 0.53 / 1,000 shares, TLCP 4: R$ 0.42 / 1,000 shares and TBE: US$ 7.54 / ADR (1 ADR = 50,000 preferred shares). Tele Leste is the holding company that owns 100% of Telebahia Celular S.A. and Telergipe Celular S.A., the leading cellular operators in the states of Bahia and Sergipe, respectively. The Company serves an area that represents 7% of the Brazilian territory, and 9% of Brazilian population.

Financial and operating information contained in this press release, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis. Dollar figures are provided for the reader’s convenience at the June 30, 2003 exchange rate of R$ 2.8720 per US dollar.

HIGHLIGHTS

Tele Leste Celular
R$ million	2Q03	1Q03%		2Q02%
Gross Operating Revenue	157.5	147.6	6.7%	139.6	12.8%
Net Operating Revenue	111.5	107.8	3.4%	103.5	7.7%
Net revenues from services	103.1	102.5	0.6%	94.4	9.2%
Net revenues from sales	8.4	5.3	58.5%	9.0	-6.7%
Total Operating Cost	(75.9)	(77.9)	-2.6%	(67.6)	8.6%
EBITDA	35.6	29.9	19.1%	35.9	-0.8%
EBITDA margin (%)	31.9%	27.7%	4.2p.p.	34.7%	-2.8 p.p.
EBIT	4.8	(16.2)	n.a.	10.0	-38.1%
Net (loss) income	(4.3)	(16.2)	-73.5%	1.6	n.a.
Earnings (loss) per 1,000 shares (R$)	(0.01)	(0.03)	-73.5%	0.00	n.d.
Earnings (loss) per ADR (R$)	(0.45)	(1.69)	-73.5%	0.17	n.d.
Number of shares (billion)	479.4	479.4	-	479.4	-
CAPEX (accumulated)	10.9	6.1	78.7%	18.7	-41.7%
CAPEX as % of revenues	4.3%	5.7%	-1.4p.p	9.5	-5.2p.p
Operating Cash Flow	30.8	23.8	29.3%	26.1	18.1%

Subscribers (thousand)	993	976	1.8%	885	12.2%
Postpaid	294	296	-0.7%	313	-6.2%
Prepaid	699	680	2.8%	572	22.3%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Earning before interest and taxes.
Operating Cash Flow = EBITDA - CAPEX.
Columns may not add up due to rounding.

Basis of Presentation

In the second quarter of 2003, PIS and COFINS expenses were reclassified from operating expenses to financial expenses. For comparison purposes, this effect was also incorporated in the 1Q03 and 2Q02 results.
Since the second quarter of 2002, many reclassifications were made due to new regulations or standardization with the other companies of the group including employee profit sharing that was reclassified as an operating expense. Therefore, 2Q02 figures were also reclassified for comparison purposes.

VIVO

As another step towards the consolidation of the Joint Venture between Telefónica Móviles and Portugal Telecom, as of April 14, 2003, the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A., now operate under the “Vivo” brand.

HIGHLIGHTS

  Tele Leste’s operating cash flow increased 29.3% on the 2Q03 compared to 1Q03 mainly due to EBITDA growth and a small decrease in the Company’s capital expenditures proving the Company’s ability to generate cash.

Tele Leste significantly reduced its net loss versus the prior quarter showing a significant improvement in operations along with a small decrease in capital expenditures.

OPERATING PERFORMANCE

Operating Data
	2Q03	1Q03	Δ%	2Q02	Δ%
Total subscribers (thousand)	993	976	1.7%	885	12.2%
Postpaid	294	296	-0.8%	313	-6.2%
Prepaid	699	680	2.8%	572	22.3%
Analog	103	117	-12.1%	180	-42.7%
Digital	890	859	3.6%	705	26.2%
Net Additions (thousand)	16.7	3.7	353.2%	34.0	-50.9%
Postpaid	-2.5	-3.1	-19.0%	-5.0	-50.5%
Prepaid	19.2	6.8	184.2%	39.0	-50.9%
ARPU (R$/month)	34.7	34.7	0.0%	36.3	-4.4%
Postpaid	78.2	75.7	3.3%	68.3	14.5%
Prepaid	16.2	16.9	-3.7%	17.9	-9.6%
Total MOU (minutes)	88.6	94.8	-6.5%	101.1	-12.4%
Postpaid	173.6	174.8	-0.7%	170.8	1.6%
Prepaid	50.0	56.4	-11.2%	58.8	-15.0%
Employees	417	447	-6.7%	543	-23.2%
Clients/Employee	2,382	2,184	9.0%	1,630	46.1%

HIGHLIGHTS

  “Vivo” has encouraged its operators to adopt commercially aggressive store layouts and service plans, as well as to unify the communication of its corporate websites, creating an identity for the whole Group.

Retention and loyalty campaigns have contributed to the maintenance of Tele Leste’s leadership in this new competitive environment, in particular due to the coverage and quality of service.

  Sales results were significant in 2Q03 with intense commercial activity, reflected in a 353.2% increase in prepaid net additions compared to 1Q03, mainly due to marketing campaigns such as Mother’s and Valentine’s day.

Blended ARPU	Blended ARPU was stable in both quarters of 2003. Although postpaid ARPU has presented a continued improvement since 2Q02, blended ARPU was affected by the prepaid client base increase.

Minutes of Use per User	Postpaid MOU increased 1.6% in 2Q03, compared to 2Q02. The decline in MOU is related to seasonality as well as to an increase in lower-traffic clients as a percentage of the total client base.

Wireless Data	In 2003, Tele Leste maintained clear focus on wireless data services, with special attention given to messaging services (both SMS and WAP), increasing the penetration of these services.

Human Resources	The productivity increase in 2Q03 measured by the clients per employee index was 9.0% compared to 1Q03 and 46.1% compared to 2Q2, as a consequence of workforce optimization.

FINANCIAL PERFORMANCE

Operating Revenue
R$ million	2Q03	1Q03%		2Q02%
Subscription fees	9.6	9.7	-0.8%	10.6	-9.4%
Usage charges	77.6	75.9	2.3%	64.3	20.7%
National charges	63.1	66.3	-4.8%	57.0	10.7%
Addition per call	13.0	8.0	62.9%	5.7	128.1%
DSL	1.5	1.6	-7.5%	1.6	-6.3%
Network Usage charge	43.6	44.7	-2.4%	43.1	1.2%
Other	3.4	3.4	0.6%	2.9	17.2%
Operating Revenue from service	134.2	133.6	0.5%	120.9	11.0%
Handset Sales	23.3	14.0	67.0%	18.7	24.6%
Gross Operating Revenue	157.5	147.6	6.7%	139.6	12.8%
Total deduction from gross operating revenues	(46.0)	(39.8)	15.9%	(36.1)	27.4%
Net Operating Revenue	111.5	107.8	3.4%	103.5	7.7%
Net revenues from services	103.1	102.5	0.6%	94.4	9.2%
Net revenues from sales of merchandises	8.4	5.3	58.5%	9.0	-6.7%

Revenue Performance

Tele Leste’s Operating Revenues have been registering positive growth rates mainly due to the increase in the client base, higher traffic revenues from interconnection and outgoing, and the increase in handset prices.

Gross Operating Revenues were 12.8% higher than in 2Q02. There was an increase in ICMS tax rate in the state of Sergipe to 27% from 25% in January 2003 and the PIS tax rate over handsets sales was raised from 0.65% to 1.65% in December 2002. Those factors contributed to the growth of 27.4% in Gross Revenue deductions, affecting Net Operating Revenues.

Operating Cost
R$ Million	2Q03	1Q03%		2Q02%
Personnel	(7.8)	(8.0)	-2.5%	(7.4)	5.4%
Cost of services	(27.5)	(29.4)	-6.5%	(27.0)	1.7%
Leased lines	(4.3)	(5.3)	-19.0%	(5.0)	-14.9%
Network Usage Charges	(14.9)	(13.8)	8.1%	(9.6)	54.9%
Rent / Insurance / condominium fees	(2.3)	(2.6)	-12.4%	(4.4)	-48.5%
Others	(6.1)	(7.8)	-22.0%	(8.0)	-24.2%
Cost of goods sold	(13.1)	(8.7)	50.6%	(9.8)	34.0%
Sales Expenses	(22.1)	(22.6)	-2.2%	(17.1)	28.9%
Allowance for doubtful account	(2.6)	(3.1)	-15.9%	(3.8)	-30.4%
Marketing expenses	(5.9)	(4.2)	39.7%	(2.6)	125.7%
Commissions expenses	(2.2)	(3.2)	-30.1%	(1.9)	16.4%
Third party services	(10.2)	(10.7)	-4.4%	(7.7)	32.0%
Others	(1.1)	(1.4)	-22.0%	(1.1)	-
General and Administrative expenses	(5.4)	(8.0)	-32.5%	(8.2)	-34.3%
Other operating revenue (expense)	-	(1.2)	n.a.	1.9	n.a.
Total Operating Cost	(75.9)	(77.9)	-2.6%	(67.6)	8.6%

Cost Performance

Total operating costs in the quarter were strongly impacted by a substantial increase in Cost of Goods Sold, influenced by the seasonality of the second quarters of each year, primarily following Mother’s Day and Valentine’s Day promotions, linked to stronger commercial activity from the launch of the Vivo brand.

The cost of services was principally affected by the launch of the Vivo brand, which is a non-recurring expense.

Interconnection rate rose 54.9% compared to 2Q02 and was affected by the annual interconnection tariff readjustment.

Cost of Goods Sold rose 50.6% and 34.0% when compared to 1Q03 and 2Q02, respectively, mainly due to Real appreciation against the US dollar in 2Q02, which pushed up the cost of handsets.

Bad Debt

Bad debt represented 1.65% of gross revenues, a 1.09 p.p. reduction, when compared to 2Q02. This reduction was due to constant efforts to maintain postpaid client base quality, as well as to tighter credit control policies for dealers and corporate clients.

EBITDA

In 2Q03, Tele Leste’s EBITDA rose 19.1% compared to 1Q03, proving the Company’s ability to generate cash with its operating assets. Excluding the effect of handset sales, EBITDA was R$ 40.3 million with an EBITDA margin of 36.1%.

Depreciation

Depreciation and amortization expenses amounted to R$ 30.8 million in the end of 2Q03. Depreciation is calculated based on the linear basis method, considering the assets useful life. As of January 2003, the useful lives of certain assets were reduced from 36 months to 18 months, aiming to better reflect the reality of operations. The effect of this decrease has produced an increase in depreciation expenses.

Financial Results

Tele Leste’s Net Financial Expenses totaled R$ 10.8 million in 2Q03, mainly due to the Real appreciation against the US-dollar that affected derivative contracts that hedge 100% of our debt. The effect of the foreign exchange appreciation on derivatives has also increased taxes on financial revenues.

Financial Results
R$ Million	2Q03	1Q03	Δ%	2Q02	Δ%
Financial Revenue	51.8	23.3	122.3%	1.2	4,216.7%
Exchange variation	50.1	19.3	159.6%	-	-
Other Financial Revenue	4.3	5.2	-17.3%	3.4	26.5%
(-) PIS / Cofins over Financial Revenue	(2.6)	(1.2)	116.7%	(2.2)	18.2%
Financial Expense	(62.2)	(31.2)	100.6%	(8.5)	636.5%
Other Financial Expense	(4.9)	(6.6)	-25.8%	(68.3)	-92.8%
Gains (Losses) on derivatives	(57.7)	(24.6)	134.6%	59.8	n.a.
Net Financial Revenue (expense)	(10.8)	(7.9)	36.7%	(7.3)	47.9%

Net Income (Loss)	Tele Leste’s net loss decreased by 73.5% compared to 1Q03, showing an improvement in operations and a small decrease in the Company’s capital expenditures.

Net Debt

On June 30, 2003, Tele Leste’s total debt amounted to R$ 273.2 million (R$ 333.8 million on March 31, 2003) of which 100% was denominated in foreign currency at the end of the quarter and 100% was hedged through the use of derivatives. This indebtedness was compensated by cash (R$ 1.8 million), financial investments (R$ 61.5 million) and assets and liabilities from derivative operations (R$ 6.1 million payable), resulting in a net debt of R$ 216.0 million, reflecting the Company’s stable financial position. The breakdown of Tele Leste's consolidated gross and net debt is as follows:

Loan and Financing
R$ million	June 30 2003
Denominated
in US dollar
Suppliers	5.3
Financial Institutions	267.9
Total	273.2

R$ million	June 30 2003	March 31, 2003	December 31, 2002	June 30, 2002
Short term	69.2	86.1	99.7	77.3
Long term	204.0	247.7	269.9	268.3
Total Indebtedness	273.2	333.8	369.6	345.6
Cash and Derivatives	57.2	110.6	153.6	111.4
Net Debt	216.0	223.2	216.0	234.2
Long Term Debt Payments Timetable
R$ million	Denominated
in US dollar
2004	51.3
2005	2.0
After 2005	150.7
Total	204.0

Capital Expenditures	In the first half of 2003, R$ 10.9 million was invested mainly in property, plant and equipment to provide better services to our clients.

Tele Leste Awards	For the third year in a row, Sergipe’s carrier was awarded Top of Mind in its state as the most remembered brand in the wireless communication sector.

The Company sponsored Arraiá de Costa do Sauípe.

The Company cooperates with projects like Casa da Criança, with the digital inclusion of Irmãos Solidários Society and organizes campaigns with its employees like Campanha do Agasslho (donation coats) and Hemoba.

Subsequent Events

On July 6, 2003, the wireless operators implemented the Carriers Selection Code on national (VC2 and VC3) and international long distance calls, according to SMP rules. “Vivo” operators no longer receive VC2 and VC3 revenues instead they receive interconnection revenues for the usage of their networks on such calls.

Tables to follow:

Table 1: Tele Leste Consolidated Income Statement
Table 2: Tele Leste Consolidated Balance Sheet

Contacts:

Edson Menini – IR Advisor Emenini@vivo.com.br (55 11) 3059 7975	Fabiola Michalski – IR Analyst fmichalski@vivo.com.br (55 11) 3059 7975

Collaboration:

Arthur Fonseca – Shareholder Relations Advisor and Public Relations
arthur.fonseca@vivo.com.br
(55 11) 3059 7481

More information is available on our website: http://www.vivo-rjes.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates”, "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of Tele Leste operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and Tele Leste does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TELE LESTE CONSOLIDATED INCOME STATEMENT
(Corporate Law)

(In million R$)

	2Q03	1Q03	2Q02	2003	2002
	R$	R$	R$	R$	R$
Total gross operating revenues	157.5	147.6	138.5	305.2	281.9

Deductions from gross operating revenues	(46.0)	(39.8)	(35.0)	(85.9)	(70.9)

Net revenues from services	103.1	102.5	94.4	205.6	193.5
Net revenues from sales	8.4	5.3	9.0	13.7	17.5
Net operating revenues	111.5	107.8	103.5	219.3	211.0

Operating Costs	(75.9)	(77.9)	(67.6)	(153.8)	(137.3)
Personnel	(7.8)	(8.0)	(7.4)	(15.8)	(14.7)
Cost of services	(27.5)	(29.4)	(27.0)	(56.9)	(54.7)
Cost of equipment sold	(13.1)	(8.7)	(9.8)	(21.8)	(19.2)
Selling expenses	(22.1)	(22.6)	(17.1)	(44.7)	(36.4)
General and administrative expenses	(5.4)	(8.0)	(8.2)	(13.4)	(15.4)
Other operating income (expenses) net	0.0	(1.2)	1.9	(1.2)	3.1

Earnings before interest. tax. depreciation. amort
and equity - EBITDA	35.6	29.9	35.9	65.5	73.7
Depreciation and amortization	(30.8)	(46.1)	(25.9)	(76.9)	(50.9)

Operating income before interest. tax and equity
consolidation – EBIT	4.8	(16.2)	10.0	(11.4)	22.8
Net interest income (loss)	(10.8)	(7.9)	(7.3)	(18.7)	(13.0)

Operating income	(6.0)	(24.1)	2.7	(30.1)	9.8
Net non-operating income / expenses	(0.3)	0.0	(0.1)	(0.3)	(0.2)

Income before taxation	(6.3)	(24.1)	2.6	(30.4)	9.6
Income and social contribution taxes	2.0	7.9	(0.9)	9.9	(4.4)
Net income (loss) for the period	(4.3)	(16.2)	1.6	(20.5)	5.2

TABLE 2: TELE LESTE CONSOLIDATED BALANCE SHEET
(Corporate Law)

(In R$ millions)	Corporate Law
ASSETS	30-Jun-03	31-Dec-02
Current Assets	194.0	226.7
Cash and cash equivalents	63.4	81.3
Net accounts receivable	81.8	80.2
Inventory	14.2	17.8
Taxes deferred and receivable	17.4	30.4
Operations with derivatives	-	7.8
Other assets	17.3	9.3

Non Current Assets	217.0	266.8
Taxes deferred and receivable	210.8	198.0
Operations with derivatives	2.0	64.6
Other assets	4.1	4.2

Permanent Assets	398.5	464.5
Property, plant and equipment, net	397.8	464.5
Deferred assets	0.6

Total Assets	809.5	958.0

LIABILITIES	30-Jun-03	31-Dec-02
Current Liabilities	175.2	239.6
Payroll and related accruals	3.3	2.9
Suppliers and Consignment	68.0	106.5
Taxes and contributions payable	16.8	17.9
Interest on net worth and dividends payable	0.5	0.5
Loans and financing	69.2	99.7
Other liabilities	17.3	12.1

Non Current Liabilities	211.7	275.4
Loans and financing	204.0	269.9
Provision for contingencies	5.4	5.1
Other liabilities	2.3	0.4

Shareholders’ Equity	422.6	443.0
Share capital	305.4	305.4
Capital reserve	137.7	137.6
Retained Earnings (Losses)	(20.4)	0.0

Total Liabilities	809.5	958.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.